Exhibit 99.1
For Immediate Release: November 4, 2009
For More Information, Contact:
Thomas C. Leonard, Senior Vice President and Chief Financial Officer
Phone: 603-913-2300
Fax: 603-913-2305
Pennichuck Corporation Announces Third Quarter 2009 Results
Earnings for quarter increased 11 cents per share over same quarter in 2008
MERRIMACK, NH (November 4, 2009) — Pennichuck Corporation (NASDAQ: PNNW) today announced that net income for its third quarter ended September 30, 2009 increased to $1.4 million, or $.32 per share (diluted), on revenues of $9.5 million. Adjusted for eminent domain-related costs in the quarter, earnings would have been $.37 per share (diluted). This compares to net income of $913,000, or $.21 per share (diluted), for the same quarter in 2008, on revenues of $8.4 million. Adjusted for eminent domain-related costs in the 2008 quarter, earnings would have been $.24 per share (diluted). Eminent domain-related costs in the third quarter of 2009 and 2008 were $204,000 and $125,000, respectively.
The increase in revenues of $1.0 million for the third quarter of 2009 resulted from increased water rates granted to the Company’s Pennichuck Water regulated utility subsidiary in December 2008 and August 2009 and to its Pittsfield Aqueduct regulated utility subsidiary in December 2008, net of the effects of year-over-year lower water usage volumes. The August 2009 rate increase granted to Pennichuck Water provides for an annualized increase in revenues of $4.7 million, or 22%, based on 2007 water usage volumes and replaced an 11% temporary rate increase previously granted. The purpose of the Pennichuck Water rate relief, which was initiated in June 2008, is to allow it to recover increased operating expenses and to obtain recovery of and a return on capital improvements principally for the then ongoing major upgrade to its water treatment plant, the replacement of a 5.5 million gallon water tank, the installation of radio meter reading equipment and the replacement of aging infrastructure. Pittsfield Aqueduct has a rate case before the New Hampshire Public Utilities Commission (the “NHPUC”) pursuant to which, in December 2008, the NHPUC issued an order granting it an annualized temporary increase in revenues of approximately $666,000.
Total water usage volumes were down for the third quarter versus the same period in the preceding year due principally to the combined effects of the economic recession, abnormally cool and wet weather in the first month of the quarter, and likely continued customer conservation efforts. The Company’s total combined utility customer base as of September 30, 2009 and September 30, 2008 was 33,500 and 33,200, respectively, an increase of approximately 1%.

Earnings for the third quarter of 2009 increased by $461,000, or $.11 per share, over the third quarter of 2008 due to the increased revenues, offset in part by higher eminent domain-related costs, lower Allowance for Funds Used During Construction (“AFUDC”), lower interest income, and a higher income tax provision.
For the nine months ended September 30, 2009, net income was $2.1 million, or $.48 per share (diluted), on revenues of $24.9 million. Adjusted for eminent domain-related costs totaling $392,000 in the period, earnings would have been $.58 per share (diluted). This compares to net income of $4.2 million, or $.98 per share (diluted), for the same period in 2008, on revenues of $23.1 million. The prior year’s net income for the nine-month period was higher due principally to a non-operating after-tax gain of approximately $2.3 million from the sale of the Company’s interests in three commercial office buildings (the “HECOPs”) in Merrimack, New Hampshire. Excluding the gain from the sale of the HECOPs and excluding eminent domain-related costs totaling $141,000, earnings for the nine months ended September 30, 2008 would have been approximately $.48 per share (diluted).
The increase from $.48 per share to $.58 per share was due principally to increased water utility revenues of $1.7 million, offset in part by higher operating expenses of $748,000, lower Allowance for Funds Used During Construction (“AFUDC”) of $189,000 and lower interest income of $181,000 in the current year.
In January 2009, Pittsfield Aqueduct filed a motion with the NHPUC to extend the procedural schedule and to allow it to modify its request for permanent rate relief. In broad terms, the Company has proposed to transfer the assets of the systems in Barnstead, Middleton and Conway, New Hampshire (the “North Country Systems”) to its sister utility, Pennichuck East. The Company and the NHPUC Staff presented a settlement agreement on the merits of the case to the Commission at a final hearing on September 30, 2009. Temporary rates, as approved, will remain in effect for the North Country Systems until permanent rates are approved by the Commission.
The temporary rate relief granted by the NHPUC to Pittsfield Aqueduct does not necessarily reflect the ultimate outcome of the underlying request for permanent rate relief. Any difference between the temporary rate relief that has been granted and the permanent rates ultimately approved by the NHPUC will be reconciled upon the approval of permanent rates.
Regarding the Company’s eminent domain dispute with the City of Nashua, New Hampshire (the “City”), both the Company and the City have filed appeals with the New Hampshire Supreme Court (the “Court”). The City filed its appeal brief on August 14, 2009. The Company filed its appeal brief, and its initial reply to the City’s brief, on September 29, 2009. Additional reply briefs were filed by the City on October 29, 2009 and are expected to be filed by the Company by November 18, 2009. Oral arguments before the Court are expected to take place in either December 2009 or January 2010.

Commenting on the Company’s results for the quarter, Duane C. Montopoli, Pennichuck’s President and Chief Executive Officer, said, “Considering the uncooperative weather and the severe economic recession, we are pleased with the results for the quarter.” Commenting on the ongoing eminent domain dispute with the City of Nashua, he added, “We continue to believe that, subject to gaining required approvals, a stock acquisition of Pennichuck by Nashua in full settlement of this dispute could result in significantly better economics for all parties relative to the terms of the July 2008 NHPUC order.”
Pennichuck Corporation is a holding company involved principally in the supply and distribution of potable water in New Hampshire through its three regulated water utilities. Its non-regulated, water-related activities include operations and maintenance contracts with municipalities and private entities in New Hampshire and Massachusetts. The Company’s real estate operations are involved in the ownership, management and commercialization of real estate in southern New Hampshire.
Pennichuck Corporation’s common stock trades on the Nasdaq Global Market under the symbol “PNNW.” The Company’s website is at www.pennichuck.com.
This news release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Pennichuck Corporation. Forward-looking statements are based on current information and expectations available to management at the time the statements are made, and are subject to various factors, risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, the results of the appeal to the New Hampshire Supreme Court of the reaffirmed eminent domain order of the New Hampshire Public Utilities Commission in favor of the City of Nashua, New Hampshire; the impact of an eminent domain taking by Nashua on business operations and net assets; legislation and/or regulation and accounting factors affecting Pennichuck Corporation’s financial condition and results of operations; the availability and cost of capital, including the impact on our borrowing costs of changes in interest rates; and, the impact of weather. Investors are encouraged to access Pennichuck Corporation’s annual and quarterly periodic reports filed with the Securities and Exchange Commission for financial and business information regarding Pennichuck Corporation, including a more detailed discussion of these and other risks and uncertainties that could affect Pennichuck Corporation’s forward-looking statements. We undertake no obligation to update or revise publicly any forward-looking statement.

Pennichuck Corporation and Subsidiaries
Comparative Financial Results

Quarter Ended September 30:	2009	2008
Operating Revenues	$9,473,000	$8,440,000
Operating Income	$3,516,000	$2,455,000
Net Income	$1,374,000	$913,000
Earnings Per Common Share:
Basic	$0.32	$0.21
Diluted	$0.32	$0.21
Weighted Average Common Shares Outstanding:
Basic	4,258,770	4,243,987
Diluted	4,291,142	4,266,333

Nine Months Ended September 30:	2009	2008

Operating Revenues	$24,948,000	$23,122,000
Operating Income	$6,585,000	$5,507,000
Net Income	$2,069,000	$4,195,000
Earnings Per Common Share:
Basic	$0.49	$0.99
Diluted	$0.48	$0.98
Weighted Average Common Shares Outstanding:
Basic	4,255,089	4,236,880
Diluted	4,272,132	4,268,176

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